Our date	Our reference	Your date
20.10.2003	HERRO	
Administrative officer		Your reference
Bruno Herroelen +47 51 99 96 79		

STATOIL

Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

03037331

03 NOV 13 AM 7:21

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period July 1 – September 30, 2003 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

Bruno Herroelen
Compliance Officer
herro@statoil.com

Enclosure
Press releases third quarter 2003
Second quarter report 2003

dlw 11/17

[04.08.2003]

Statoil strengthens profitability in second quarter of 2003

Statoil ASA (OSE:STL, NYSE:STO) achieved an income before financial items, other items, income taxes and minority interests of NOK 10.3 billion for the second quarter of 2003. This compares with NOK 11.1 billion for the same period of 2002.

Financial statements and review - second quarter 2003
MD&A
Presentation set
PDF-version
Webcast with CEO Olav Fjell

Adjusted for special items[1)], earnings per share for the quarter came to NOK 1.71 as against NOK 2.80 in the equivalent period last year.

Income before financial items, other items, income taxes and minority interests for the first half of 2003 totalled NOK 24.1 billion as against NOK 21.1 billion in the same period of 2002.

Net income for the second quarter was NOK 4.4 billion compared with NOK 6.1 billion in the same three months last year. For the first half, the figures were NOK 8.0 billion as against NOK 9.1 billion.

Adjusted for special items, the return on capital employed after tax[1)] came to 17.2 per cent for the 12 months to 30 June as against 14.8 per cent for the 2002 calendar year.

Normalised for prices and margins[1)], the return was 11.7 per cent for the 12 months to 30 June compared with 10.8 per cent for 2002.

"We once again delivered a good result in the second quarter of 2003," says chief executive Olav Fjell. "Production was lower than in 2002 because of planned maintenance activities and a reduction in gas sales, which was expected. Last year's result was particularly high because of significant currency gains on group debt. Costs were reduced and the improvement programme is progressing as planned. The acquisition in Algeria marks an important step in the work of strengthening operations outside Norway."

(in millions, except share data)	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK*	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	54,766	63,247	(13%)	7,581	121,329	118,063	3%	16,794	243,814
E&P Norway	7,968	8,704	(8%)	1,103	17,968	16,358	10%	2,487	33,953
International E&P	489	325	50%	68	914	581	57%	127	1,086
Natural Gas	1,249	1,582	(21%)	173	3,187	3,845	(17%)	441	6,428
Manufacturing & Marketing	685	389	76%	95	2,131	202	N/A	295	1,637
Other	(55)	119	N/A	(8)	(104)	114	N/A	(14)	(2)
Income before financial items, other items, income taxes and minority interest	10,336	11,119	(7%)	1,431	24,096	21,100	14%	3,335	43,102
Net financial items	396	5,128	(92%)	55	(789)	5,934	(13%)	(109)	8,233
Other items	(6,025)	0	N/A	(834)	(6,025)	0	N/A	(834)	0
Income before income taxes and minority interests	4,707	16,247	(71%)	652	17,282	27,034	(36%)	2,392	51,335
Income taxes	(261)	(10,136)	N/A	(36)	(9,119)	(17,881)	N/A	(1,262)	(34,336)
Minority interest	(49)	(47)	4%	(7)	(174)	(84)	107%	(24)	(153)
Net income	4,397	6,064	(27%)	609	7,989	9,069	(12%)	1,106	16,846
Earnings per share	2.03	2.80	(28%)	0.28	3.69	4.19	(12%)	0.51	7.78
Weighted average number of ordinary shares outstanding	2,166,143,714	2,164,789,769			2,166,143,670	2,164,688,249			2,165,422,239

	Second quarter 2003	2002	change	First half 2003	2002	change	Total 2002
Operational data							
Realized oil price (USD/bbl)	26.3	24.4	8%	29.2	22.6	29%	24.7
NOK/ USD average daily exchange rate	7.01	8.20	(15%)	7.03	8.55	(18%)	7.97
Realized oil price (NOK/bbl)	184	200	(8%)	205	193	6%	197
Natural gas price NCS (NOK/scm)	1.03	0.93	11%	1.01	0.99	2%	0.95
Refining margin, FCC (USD/boe)	4.0	2.2	82%	4.9	1.7	188%	2.2
Total oil and gas production (1000 boe/day)	966	1,075	(10%)	1,062	1,086	(2%)	1,074
Total oil and gas liftings (1000 boe/day)	1,005	1,084	(7%)	1,053	1,079	(2%)	1,073
Production (lifting) cost, normalized (USD/boe, last 12 months)	2.9	2.9	(1%)	2.9	2.9	(1%)	3.0

* Solely for the convenience of the reader, financial data for the second quarter of 2003 has been translated into US dollars at the rate of NOK 7.2245 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on June 30, 2003.

The decline in income for the second quarter compared with the same period of last year primarily reflects the presence of NOK 5.9 billion in unrealised currency gains in 2002, an eight per cent drop in oil prices measured in NOK and a reduction in lifted volumes as a result of planned maintenance turnarounds and lower gas offtake.

These effects were countered to some extent by higher gas prices and refining margins as well as NOK 0.7 billion in special items relating to the repeal of Norway's Removal Grant Act and the introduction of tax deductions for installation removal.

This change in the law means that Statoil's receivable of NOK 6.0 billion from the state has been expensed under other items. Correspondingly, a deferred tax benefit of NOK 6.7 billion has been included under income taxes.

The improvement in income before financial items, other items, income taxes and minority interests from the first half of last year primarily reflects improved downstream margins, oil and gas price rises of six and two per cent respectively in NOK, and a five per cent volume increase in gas sales.

Oil and gas production in the second quarter averaged 966,000 barrels of oil equivalent per day (boed) as against 1,075,000 boed in the same period of 2002. Corresponding figures for the first six months were 1,062,000 and 1,086,000 boed.

These reductions primarily reflect lower oil production from the Norwegian continental shelf (NCS) as a result of planned maintenance shutdowns.

Forecast average production for 2003 as a whole has been upgraded to 1,070,000 boed, principally because of an increase in expected gas sales to 20.5 billion cubic metres.

Statoil achieved a net financial income of NOK 0.4 billion for the second quarter as a result of improved earnings on securities and reduced financial expenses.

The corresponding income for the same period of last year was NOK 5.1 billion, reflecting substantial currency gains on group debt.

NOK 11 billion had been invested by Statoil up to 30 June. Its capital adequacy is good, with a ratio of net interest-bearing debt to capital employed of 23 per cent - a decline of six per cent from 31 December 2002.

Tax expense for the second quarter of 2003 came to NOK 0.3 billion as a result of special items relating to the repeal of the Removal Grant Act.

After adjusting for these items, tax expense totalled NOK 7.0 billion - corresponding to a tax rate of 65.0 per cent. The corresponding figures for the same period of 2002 were NOK 10.1 billion and 62.4 per cent.

In 2002, Statoil specified the most important improvement measures required to reach its target of a normalised 12 per cent return on capital employed in 2004. The aim is to achieve cost reductions and income improvements totalling NOK 3.5 billion in that year compared to 2001.

Measures implemented to 30 June 2003 are expected to provide annual improvements worth NOK 2.3 billion from 2004. The programme is progressing as planned in all the business areas.

Statoil expects to participate in 12 exploration wells on the NCS in 2003. Five of these were completed during the first half, with two yielding discoveries.

Internationally, Statoil is planning to drill 14 exploration and appraisal wells in 2003. Discoveries were made in six of the seven exploration wells completed internationally during the first six months.

The group has submitted its recommendations for the best development concept in the Tampen area of the Norwegian North Sea.

Calling for the region to be further developed through debottlenecking on existing installations, these proposals are now being considered by the other Tampen licensees.

Under an agreement signed on 23 June 2003, Statoil is acquiring part of BP's interests in two Algerian gas projects - 49 per cent in In Salah and 50 per cent in In Amenas.

The purchase price is about USD 740 million plus costs relating to the transferred interests incurred from 1 January 2003. Statoil and BP will work together with Algeria's Sonatrach state oil and gas company.

Efforts to improve safety yielded results in the second quarter, with the serious incident frequency falling from 3.8 in the same period of 2002 to 3.2. This indicator improved from 3.9 to 3.3 during the first six months.

The total recordable injury frequency declined from 5.7 to 5.1 in the second quarter, but was up from 5.5 to 5.8 for the first half.

Further information from:

Public affairs:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70 741 (mobile)
Kristin Bremer Nebben, +47 51 99 13 77 (office) +47 957 24 363 (mobile)

Investor relations:
Mari Thjømøe +47 51 99 77 90 (office), +47 907 77 824 (mobile)

Investor relations USA:
Thore E Kristiansen +1 203 978 6950 (office), +47 916 64 659 (mobile)

Financial statements and review - second quarter 2003
MD&A
Presentation set
PDF-version
Webcast with CEO Olav Fjell

1) Adjustments
Capital employed is calculated as follows:

	At 30 June 2003	At 30 June 2002	At 31 December 2002	At 31 December 2001
Shareholders' equity, minority interests, short- and long-term debt less cash, cash equivalents and short term investments	85,330	83,004	83,726	88,607
Adjusted for interest-bearing receivables	(1,631)	(1,675)	(1,567)	(1,257)
Capital employed	83,699	81,328	82,159	87,350

The return on capital employed (ROACE) is calculated as follows:

	Last 12 months	%	Year 2002	%
Net income	15,766		16,846	
Adjusted for minority interests, net financial items after tax and other	(750)		(4,199)	
Net income used in ROACE calculation	15,016	18.2	12,647	14.9
Special items	(831)		(144)	
Net income used in ROACE, adjusted for special items	14,185	17.2	12,503	14.8
Effect of normalised oil prices, refining margins and exchange rates	(4,529)		(3,386)	
Income used for normalised ROACE	9,656	11.7	9,117	10.8
Average capital employed	82,513		84,755	

Special items last 12 months consists of:
2nd Quarter 2003: Net effect of repealing of the Removal Grant Act, NOK 0.7 billion after tax
3rd Quarter 2002: Sale of operations in Denmark, NOK 0.7 billion after tax
4th Quarter 2002: Write-down of LL 652 by NOK 0.6 billion after tax

Last modified 04.08.2003



STATOIL

FINANCIAL STATEMENTS AND REVIEW

2ND QUARTER 2003

STATOIL

STATOIL'S SECOND QUARTER 2003
OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in the second quarter of 2003 was NOK 4.4 billion compared to NOK 6.1 billion in the second quarter of 2002. In the first half of 2003 net income was NOK 8.0 billion compared to NOK 9.1 billion in the first half of 2002.

After-tax return on average capital employed (ROACE) (1) for the last 12 months was 18.2 per cent, compared to 14.9 per cent for the year 2002. Adjusted (2) ROACE for the last 12 months was 17.2 per cent compared to 14.8 per cent for the year 2002. Normalized ROACE (3) for the last 12 months was 11.7 per cent compared to 10.8 per cent for the year 2002. Earnings per share were NOK 2.03 (USD 0.28) in the second quarter of 2003 compared to NOK 2.80 (USD 0.37) in the second quarter of last year. Adjusted for the effect of the repeal of the Removal Grants Act (4), earnings per share were NOK 1.71 (USD 0.24). For the first six months, earnings per share were NOK 3.69 (USD 0.51) compared to NOK 4.19 (USD 0.56) for the corresponding period of 2002. Adjusted earnings per share for the first six months of 2003 were NOK 3.37 (USD 0.47) compared to NOK 4.19 (USD 0.56) in the first six months of 2002.

In the second quarter of 2002 Statoil had significant unrealized currency gains on the corporate debt. Additionally, a lower oil price measured in NOK and reduced production contributed to the decline in earnings in the second quarter of 2003 compared to the second quarter of 2002. This was partly offset by improved downstream margins, reduced costs and higher natural gas prices. There was also a net positive effect due to the repeal of the Removal Grants Act.

We once again delivered a good result in the second quarter of 2003," says chief executive Olav Fjell. "Production was lower than in 2002 because of planned maintenance activities and a reduction in gas sales, which was expected. Last year's result was particularly high because of significant currency gains on group debt. Costs were reduced and the improvement programme is progressing as planned. The acquisition in Algeria marks an important step in the work of strengthening operations outside Norway."

	Second quarter				*First half*				*Total*
(in millions, except share data)	*2003 NOK*	*2002 NOK*	*change*	*2003 USD**	*2003 NOK*	*2002 NOK*	*change*	*2003 USD**	*2002 NOK*
USGAAP income statement									
Total revenues	**54,766**	63,247	(13%)	7,581	**121,329**	118,063	3%	16,794	243,814
E&P Norway	**7,968**	8,704	(8%)	1,103	**17,968**	16,358	10%	2,487	33,953
International E&P	**489**	325	50%	68	**914**	581	57%	127	1,086
Natural Gas	**1,249**	1,582	(21%)	173	**3,187**	3,845	(17%)	441	6,428
Manufacturing & Marketing	**685**	389	76%	95	**2,131**	202	N/A	295	1,637
Other	**(55)**	119	N/A	(8)	**(104)**	114	N/A	(14)	(2)
Income before financial items, other items, income taxes and minority interest	**10,336**	11,119	(7%)	1,431	**24,096**	21,100	14%	3,335	43,102
Net financial items	**396**	5,128	(92%)	55	**(789)**	5,934	(13%)	(109)	8,233
Other items	**(6,025)**	0	N/A	(834)	**(6,025)**	0	N/A	(834)	0
Income before income taxes and minority interests	**4,707**	16,247	(71%)	652	**17,282**	27,034	(36%)	2,392	51,335
Income taxes	**(261)**	(10,136)	N/A	(36)	**(9,119)**	(17,881)	N/A	(1,262)	(34,336)
Minority interest	**(49)**	(47)	4%	(7)	**(174)**	(84)	107%	(24)	(153)
Net income	**4,397**	6,064	(27%)	609	**7,989**	9,069	(12%)	1,106	16,846
Earnings per share	**2.03**	2.80	(28%)	0.28	**3.69**	4.19	(12%)	0.51	7.78
Weighted average number of ordinary shares outstanding	2,166,143,714	2,164,789,769			2,166,143,670	2,164,688,249			2,165,422,239

		Second quarter			*First half*		*Total*
	2003	*2002*	*change*	*2003*	*2002*	*change*	*2002*
Operational data							
Realized oil price (USD/ bbl)	**26.3**	24.4	8%	**29.2**	22.6	29%	24.7
NOK/ USD average daily exchange rate	**7.01**	8.20	(15%)	**7.03**	8.55	(18%)	7.97
Realized oil price (NOK/ bbl)	**184**	200	(8%)	**205**	193	6%	197
Natural gas price NCS (NOK/ scm)	**1.03**	0.93	11%	**1.01**	0.99	2%	0.95
Refining margin, FCC (USD/ boe) [5]	**4.0**	2.2	82%	**4.9**	1.7	188%	2.2
Total oil and gas production (1000 boe/ day) [6]	**966**	1,075	(10%)	**1,062**	1,086	(2%)	1,074
Total oil and gas liftings (1000 boe/ day) [7]	**1,005**	1,084	(7%)	**1,053**	1,079	(2%)	1,073
Production (lifting) cost, normalized (USD/ boe, last 12 months) [8]	**2.9**	2.9	(1%)	**2.9**	2.9	(1%)	3.0

* Solely for the convenience of the reader, financial data for the second quarter of 2003 has been translated into US dollars at the rate of NOK 7.2245 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on June 30, 2003.

Net income variances in the second quarter of 2003 compared to the corresponding quarter of 2002 are mainly due to the following:

- **Absence of unrealized currency gains with a net change of NOK 5.9 billion.**
- **Oil and gas liftings reduced by 7 per cent.**
- **Oil price measured in NOK decreased by 8 per cent due to a 15 per cent strengthening of the NOK against the USD.**
- **Natural gas price measured in NOK increased by 11 per cent.**
- **Increased refining margins.**
- **Positive effect of repeal of the Norwegian Removal Grants Act of net NOK 0.7 billion after tax.**

Important events in the second quarter of 2003 were:

- **Statoil and BP signed an agreement on June 23, 2003 whereby Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas project, both in Algeria.**
- **Statoil presented new financial and operational targets for 2007 at its Capital Markets Day on June 12, 2003. The production target for 2007 was increased to 1,350,000 boe per day when acquiring the two gas projects in Algeria.**
- **Statoil sold a 7.9 per cent interest share in the Tyrihans field on the Halten Bank in the Norwegian Sea to Norsk Agip.**
- **On April 30, 2003 the local Irish authorities refused planning permission for a terminal to receive gas from the offshore Corrib field. Alternative solutions for the project are being evaluated.**
- **The Dalia field in Block 17 on the Angolan continental shelf was sanctioned for development.**
- **Development projects are according to plans.**

(in millions)	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Sales	**54,496**	62,921	(13%)	7,543	**121,123**	117,856	3%	16,766	242,178
Equity in net income (loss) of affiliates	**192**	315	(39%)	27	**128**	196	(35%)	18	366
Other income	**78**	11	N/A	11	**78**	11	N/A	11	1,270
Total revenues	**54,766**	63,247	(13%)	7,581	**121,329**	118,063	3%	16,794	243,814
Cost of goods sold	**32,494**	39,329	(17%)	4,498	**72,018**	71,538	1%	9,969	147,899
Operating expenses	**6,401**	6,938	(8%)	886	**13,325**	14,320	(7%)	1,844	28,308
Selling, general and administrative expenses	**1,259**	1,258	0%	174	**3,338**	2,351	42%	462	5,251
Depreciation, depletion and amortization	**3,799**	4,198	(10%)	526	**7,601**	8,046	(6%)	1,052	16,844
Exploration expenses	**477**	405	18%	66	**951**	708	34%	132	2,410
Total expenses	**44,430**	52,128	(15%)	6,150	**97,233**	96,963	0%	13,459	200,712
Income before financial items, other itemsincome taxes and minority interest	**10,336**	11,119	(7%)	1,431	**24,096**	21,100	14%	3,335	43,102
Net financial items	**396**	5,128	(92%)	55	**(789)**	5,934	N/A	(109)	8,233
Other items	**(6,025)**	0	N/A	(834)	**(6,025)**	0	N/A	(834)	0
Income before income taxes and minority interest	**4,707**	16,247	(71%)	652	**17,282**	27,034	(36%)	2,392	51,335
Income taxes	**(261)**	(10,136)	N/A	(36)	**(9,119)**	(17,881)	N/A	(1,262)	(34,336)
Minority interest	**(49)**	(47)	4%	(7)	**(174)**	(84)	107%	(24)	(153)
Net income	**4,397**	6,064	(27%)	609	**7,989**	9,069	(12%)	1,106	16,846

	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
Financial data									
ROACE (last 12 months)	**18.2%**	15.0%			**18.2%**	15.0%			14.9%
ROACE (last 12 months, adjusted)	**17.2%**	15.6%			**17.2%**	15.6%			14.8%
ROACE (last 12 months, normalized)	**11.7%**	10.7%			**11.7%**	10.7%			10.8%
Cash flows provided by operating activities (billion)	**0.7**	3.1	(76%)	0.1	**17.7**	10.5	69%	2.5	24.0
Gross investments (billion)	**5.9**	4.5	30%	0.8	**11.0**	8.6	28%	1.5	20.1
Net Debt to Capital ratio	**23%**	36%			**23%**	36%			29%

Income before financial items, other items, income taxes and minority interest was NOK 10.3 billion in the second quarter of 2003 compared to NOK 11.1 billion in the corresponding quarter of 2002, a reduction of 7 per cent. The reduction in results for the second quarter of 2003 compared to the same period in 2002 is mainly related to an 8 per cent decrease in oil prices measured in NOK as a result of a declining NOK/USD exchange rate, lower liftings of oil and gas due to planned maintenance turnarounds and lower gas sales. The oil prices measured in USD increased however, by 8 per cent in the second quarter of 2003 as compared to the corresponding period in 2002. The effect of the decrease in oil price measured in NOK is partly offset by an 11 per cent increase in natural gas prices as well as higher margins within refining and methanol in the second quarter of 2003 as compared to the corresponding period in 2002. In addition Operating expenses and Depreciation, depletion and amortization are also lower in the second quarter of 2003 compared to the second quarter of 2002.

In the first half of 2003 Income before financial items, other items, income taxes and minority interest was NOK 24.1 billion compared to NOK 21.1 billion in the first half of 2002. The improved results for the first half of 2003 compared to the same period in2002 are mainly related to improved downstream margins, 6 per cent higher oil prices and 2 per cent higher natural gas prices measured in NOK, as well as a 5 per cent increase in the volumes of natural gas sold. Operating expenses and Depreciation, depletion and amortization were also reduced. This is partly offset by a 4 per cent decrease in lifting of oil and increased exploration expenses.

Total oil and gas liftings in the second quarter of 2003 amounted to 1,005,000 barrels of oil equivalent (boe) compared to 1,084,000 boe per day in the corresponding period of 2002. In the first half of 2003 total oil and gas liftings were 1,053,000 boe compared to 1,079,000 boe per day in the first half of 2002.

Total oil and gas production in the second quarter of 2003 was 966,000 boe per day compared to 1,075,000 boe per day in the second quarter of 2002. In the first half of 2003 total oil and gas production was 1,062,000 boe per day compared to 1,086,000 boe per day in the first half of 2002. The 2 per cent decrease in total production is mainly due to increasing maintenance turnarounds on the NCS in the second quarter of 2003 related to the fact that similar activities last year took place in the third quarter, as well as somewhat lower regularity in production in the first half of 2003 compared to the first half of 2002.

The total production for the year 2003 is expected to be **1,070,000** boe per day. This is an increase from previous estimates of 1,060,000 boe per day, which is mainly based on increased estimates of natural gas sales.

Net financial items for the second quarter of 2003 amounted to NOK 0.4 billion, a reduction in net financial items of NOK 4.7 billion compared to the second quarter of 2002. The main reason for the reduction is unrealized currency gains on the group's net debt position in the second quarter of 2002 due to an increase of NOK 1.36 in the NOK/ USD exchange rate. In 2003 the NOK is at the same level measured against the USD at the end of the first quarter as at the end of the second quarter, and the currency gain is consequently not significant. In the first half of 2003 Net financial items were negative by NOK 0.8 billion compared to positive Net financial items of NOK 5.9 billion in the first half of 2002. This reduction in Net financial items is mainly due to the change in unrealized currency gains on the group's net debt, where the NOK/USD exchange rate increased by NOK 0.29 during the first half of 2003, while decreasing by NOK 1.56 during the first half of 2002.

Interest income and other financial income amounted to NOK 0.4 billion in the second quarter of 2003 compared to NOK 0.3 billion in the second quarter of 2002. For the first half of 2003 and 2002 the corresponding figures were NOK 0.8 billion and NOK 0.7 billion, respectively. Interest costs and other financial costs were NOK 0.4 billion in the second quarter of 2003 compared to NOK 0.5 billion in the second quarter of 2002. In the first half of 2003 interest costs and other financial costs amounted to NOK 0.6 billion compared to NOK 1.0 billion in the first half of 2002. The reduction is mainly due to lower interest costs on the group's long-term debt.

The Central Bank of Norway's closing rate for NOK/ USD was 7.45 on June 28, 2002, 6.97 on December 31, 2002, 7.25 on March 31, 2003 and 7.26 on June 30, 2003. These exchange rates have been applied to Statoil's financial statements.

Other items. The Norwegian parliament decided in June 2003 to replace grants for costs related to the removal of installations on the Norwegian continental shelf (NCS) with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian state based on a percentage of the taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil has charged the receivable of NOK 6.0 billion from the Norwegian State related to refund of removal costs to income under Other items. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion has been included in income under Income taxes.

Income taxes in the second quarter of 2003 were NOK 0.3 billion due to the repeal of the Removal Grants Act. After the adjustment of NOK 6.7 billion for this special item, income taxes are NOK 7.0 billion in the second quarter of 2003, equivalent to a tax rate of 65.0 per cent, compared to NOK 10.1 billion in the second quarter of 2002, equivalent to a tax rate of 62.4 per cent. For the first half of 2003 Income taxes were NOK 15.8 billion adjusted for the effect of the repeal of the Removal Grants Act corresponding to 67.9 per cent, compared to NOK 17.9 billion and 66.1 per cent for the first half of 2002.

In addition to the effect related to the repeal of the Removal Grants Act, the tax rate in the second quarter of 2003 was drawn down by increased contribution from the business areas outside of the NCS. In the second quarter of last year the tax rate was strongly influenced by significant currency gains, which are taxed at lower average tax rate than the upstream activity on the NCS.

Return on average capital employed (ROACE) after tax for the last 12 months was 18.2 per cent, compared to 14.9 per cent for the year 2002. Adjusted rate of return for the last 12 months was 17.2 per cent compared to 14.8 per cent for the year 2002. This increase in the adjusted return compared to last year was mainly due to increased downstream margins, continuous improvements of operations and reduced capital employed.

(in millions)	At June 30, 2003 NOK	2003 Calculated ROACE % (A/ B)	At December 31, 2002 NOK	2002 Calculated ROACE % (A/ B)
Net income for the last 12 months	**15,766**		16,846	
Minority interests for the last 12 months	**243**		153	
After-tax net financial costs for the last 12 months	**(993)**		(4,352)	
Net income adjusted for minority interests and net financial costs for the last 12 months (A)	**15,016**	18.2%	12,647	14.9%
Impairment of LL652,sale of operations in Denmark and changes in Removal Grants Act (II)	**(831)**	(1.0%)	(144)	(0.2%)
Net income adjusted for spesial items (A)	**14,185**	17.2%	12,503	14.8%
Effect of normalized prices and margins (III)	**(6,078)**	(7.4%)	(3,832)	(4.5%)
Effect of normalized NOK/ USD exchange rate (III)	**1,549**	1.9%	446	0.5%
Net income normalized (A)	**9,656**	11.7%	9,117	10.8%
Average capital employed (B) (I)	**82,513**		84,755	

(I) For a reconciliation of capital employed see table in section Net debt to capital ratio below.
(II) For a specification of impairments see note 2.
(III) For details see note 1 and 3.

Improvement program. Statoil has specified a set of improvement efforts necessary to reach its target of 12 per cent return on average capital employed in 2004, based on normalized assumptions (9). To meet this target, Statoil determined that, among other improvements, it would need to reduce certain costs and increase certain revenue items by a total of NOK 3.5 billion in 2004, as compared to 2001. As at the end of the second quarter of 2003, Statoil has identified annual, sustainable improvements in both costs and revenues which it estimates will contribute NOK 2.3 billion toward the NOK 3.5 billion target for 2004. The program is progressing according to schedule in all business areas.

Cash flows provided by operating activities were NOK 0.7 billion in the second quarter of 2003, compared to NOK 3.1 billion in the corresponding quarter of 2002. The relatively small amount of cash provided in the second quarter of each year is mainly due to the cash effect of the periodic tax payment due on April 1.

In the first half of 2003 Cash flows provided by operating activities amounted to NOK 17.7 billion compared to NOK 10.5 billion in the first half of 2002. Cash flow from operations is highly dependent on oil and natural gas prices and on our production levels. The increase in cash flows provided by operating activities of NOK 7.3 billion is mainly due to the following factors.

Net income in the first half of 2003 decreased by NOK 1.1 billion compared to the corresponding period of 2002.

Included the Net income for the first half of 2003 was an unrealized foreign exchange loss of NOK 2.6 billion, while an unrealised foreign exchange gain of NOK 6.6 billion was included in the first half of 2002. The difference of NOK 9.2 billion reduces the Net income as compared to the corresponding period last year, but has had no cash effect.

Working capital (other than cash and cash equivalents) decreased by NOK 0.3 billion in the first half of 2003, compared to an increase of NOK 0.2 billion in the first half of 2002. The reduction of NOK 0.5 billion increases cash flow from operating activities, and is due to changes in various working capital items, of which the most significant are accounts receivable and other receivables.

Changes in working capital items in the second quarter of 2003 resulting from the sale of the subsidiary Navion are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets.

In the first six months of 2003 NOK 7.1 billion was recorded as income related to deferred tax assets, of which the repeal of the Removal Grants Act represents NOK 6.7 billion. The deferred tax income was NOK 0.2 billion in the first six months of 2002. As part of the changes in legislation Statoil's claim of NOK 6.0 billion against the Norwegian state related to the Removal Grants Act was expensed and included in Other items in the second quarter of 2003. The net recording as income related to the repeal of the Removal Grants Act in the second quarter of 2003 amounted to NOK 0.7 billion, which has had no cash effect in the period.

Cash flows used in investment activities decreased from NOK 4.6 billion in the first six months of 2003 compared to NOK 6.2 billion in the corresponding period of 2002. In the second quarter of 2003 NOK 0.5 billion was provided by investment activities, compared to NOK 2.1 billion used in investment activities in the second quarter of 2002. The changes are mainly due to the sale of Navion, which contributed net cash flow of NOK 6.4 billion in the second quarter of 2003.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 11.0 billion in the first six months of 2003, compared to NOK 8.6 billion in the corresponding period of 2002. This increase is mainly related to increased investments in E&P Norway and International E&P business areas. A higher investment level is expected in 2003 compared to 2002, and expected investments for the group in 2003 are NOK 25 billion(10).

		Second quarter				*First half*			*Total*
Gross investments	*2003*	*2002*		*2003*	*2003*	*2002*		*2003*	*2002*
(in billions)	*NOK*	*NOK*	*change*	*USD**	*NOK*	*NOK*	*change*	*USD**	*NOK*
- E&P Norway	**3.4**	2.7	26%	0.5	**6.6**	5.3	25%	0.9	11.0
- International E&P	**1.7**	1.3	29%	0.2	**3.3**	2.5	34%	0.5	6.0
- Natural Gas	**0.1**	0.0	N/A	0.0	**0.2**	0.1	30%	0.0	0.5
- Manufacturing & Marketing	**0.6**	0.5	17%	0.1	**0.8**	0.7	9%	0.1	1.8
- Other	**0.1**	0.0	N/A	0.0	**0.2**	0.0	N/A	0.0	0.8
Total gross investment	**5.9**	4.5	30%	0.8	**11.0**	8.6	28%	1.5	20.1

Cash flows used in financing activities were NOK 6.1 billion in the second quarter of 2003, compared to NOK 5.4 billion in the corresponding period of 2002. In the first six months of 2003 the cash flows used in financing activities were NOK 8.1 billion compared to NOK 5.5 billion in the corresponding period of 2002. The amount reported in the first six months of 2003 includes a dividend paid to shareholders of NOK 6.3 billion related to the annual accounts in 2002, while the dividend paid to shareholders in 2002 was NOK 6.2 billion.

New long-term borrowings in the first six months of 2003 amounted to NOK 3.4 billion compared to NOK 3.5 billion in the corresponding period of 2002. Repayment of long-term debt in the first six months of 2003 was NOK 2.9 billion compared to NOK 1.4 billion in the corresponding period of 2002.

Cash, cash equivalents and short-term investments were NOK 18.2 billion as of June 30, 2003, compared to NOK 6.8 billion as of June 30, 2002, an increase of NOK 11.4 billion. On December 31, 2002 Cash, cash equivalents and short-term investments amounted to NOK 12.0 billion.

Cash and cash equivalents were NOK 12.6 billion as of June 30, 2003, compared to NOK 3.0 billion as of June 30, 2002. Short-term investments in domestic and international capital markets, primarily government bonds, amounted to NOK 5.6 billion as of June 30, 2003, compared to NOK 3.8 billion as of June 30, 2002.

Working capital (current assets less current liabilities) increased by NOK 14.9 billion from a negative working capital of NOK 8.7 billion at the end of the second quarter of 2002 to a positive working capital of NOK 6.2 billion at the end of the second quarter of 2003. This increase is related to increase in cash and cash equivalents, short-term investments and repayment of short-term interest-bearing debt. Taking into account Statoil's established credit facilities, credit rating and access to capital markets, management considers the group's working capital to be satisfactory. The payment related to the sale of Navion increased working capital by NOK 6.4 billion.

Interest-bearing debt. Gross interest-bearing debt was NOK 39.1 billion at the end of the second quarter of 2003 compared to NOK 37.7 billion at the end of the second quarter of 2002. At December 31, 2002, gross interest-bearing debt was NOK 37.1 billion. Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result of this, nearly all of the company's interest-bearing debt is exposed to fluctuations in the NOK/ USD exchange rate.

Net interest-bearing debt (11) was NOK 19.3 billion as of June 30, 2003 compared to NOK 29.2 billion at the end of the second quarter of 2002. Normalized net debt at the end of the first quarter of 2003 was NOK 18.1 billion. Consequently, there is an increase in Net interest-bearing debt in the second quarter of 2003 of NOK 1.2 billion. At the end of 2002 the Net interest-bearing debt was NOK 23.6 billion.

Net debt to capital ratio, defined as Net interest-bearing debt to capital employed, was 23 per cent at the end of the second quarter of 2003, compared to 36 per cent at the end of the second quarter of 2002 and 29 per cent as of December 31, 2002. The decrease in the net debt to capital ratio is mainly due to an increase in cash, cash equivalents and short-term investments, as well as increased shareholders' equity. Based on Normalized net interest -bearing debt, the Net debt to capital ratio was 22 per cent as of March 31, 2003. The table below displays the calculations of the Net interest-bearing debt and the Net debt to capital ratio.

Net interest-bearing debt (in millions)	2003 NOK	At June 30, 2002 NOK	2003 USD*	At December 31, 2002 NOK	2001 NOK
Short-term debt	**1,557**	5,327	216	4,323	6,613
Long-term debt	**37,550**	32,343	5,198	32,805	35,182
Gross interest-bearing debt	**39,107**	37,670	5,413	37,128	41,795
Cash and cash equivalents	**(12,557)**	(2,974)	(1,738)	(6,702)	(4,395)
Short-term investments	**(5,615)**	(3,821)	(777)	(5,267)	(2,063)
Cash and cash equivalents and short term investments	**(18,172)**	(6,795)	(2,515)	(11,969)	(6,458)
Net debt before adjustment	**20,935**	30,875	2,898	25,159	35,337
Adjustment for project loan*	**(1,631)**	(1,676)	(226)	(1,567)	(1,257)
Net interest-bearing debt (A)	**19,304**	29,199	2,672	23,592	34,080
Total shareholders equity	**62,887**	50,656	8,705	57,017	51,774
Minority interests	**1,508**	1,473	209	1,550	1,496
Total equity and minority interests (B)	**64,395**	52,129	8,913	58,567	53,270
Capital employed (A+B)	**83,699**	81,328	11,585	82,159	87,350
Normalized net debt to capital ratio (A/ (A+B))	**23%**	36%	23%	29%	39%

* Adjustment for intercompany project financing through an external bank.

Exploration expenditure (including capitalized exploration expenditure) increased from NOK 0.5 billion in the second quarter of 2002 to NOK 0.7 billion in the second quarter of 2003. A total of nine exploration and appraisal wells were completed during the second quarter of 2003, six internationally and three on the NCS. Six of these wells resulted in discoveries, of which five were international discoveries and one was a discovery on the NCS. In the first half of 2003 Exploration expenditure amounted to NOK 1.1 billion compared to NOK 1.0 billion in the first half of 2002.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditures adjusted for the period's change in capitalized exploration expenditures. In the second quarter of 2003 exploration expenses amounted to NOK 0.5 billion, compared to NOK 0.4 billion in the corresponding period last year. In the first half of 2003 exploration expenses amounted to NOK 1.0 billion compared to NOK 0.7 billion in the first half of 2002.

The table below shows the relationship between the period's exploration expenditure and exploration expenses.

(in millions)	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK	2002 NOK	change	2003 USD*	2002 NOK
Exploration expenditure	**671**	542	24%	93	**1,054**	1,025	3%	146	2,507
Expensed, previously capitalized exploration costs	**0**	20	(100%)	0	**171**	37	N/A	24	554
Capitalized share of current period's exploration activity	**(194)**	(157)	(24%)	(27)	**(274)**	(354)	23%	(38)	(651)
Exploration expenses	**477**	405	18%	66	**951**	708	34%	132	2,410

Production cost per boe for the last 12 months was USD 3.3 per boe as of June 30, 2003, compared to USD 2.8 per boe as of June 30, 2002 and USD 3.1 per boe for the year 2002. The increase is due to a lower NOK/ USD exchange rate, because the costs are primarily incurred in NOK. Normalized to a NOK/ USD exchange rate of 8.20 the production cost as of June 30, 2003, is USD 2.9 per boe, which is at the same level as the corresponding period in 2002.

Production cost	*At June 30,* 2003	2002
Production cost last 12 months E&P Norway (mill. NOK)	8,471	8,421
Production cost last 12 months E&P International (mill. USD)	88	113
Lifted volumes last 12 months(mill. boe)	387	389
Normalized exchange rate (NOK/ USD)	8.20	8.20
Production cost normalized at 8.20	**2.9**	**2.9**

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20.

Health, safety and the environment. The total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) decreased from 5.7 in the second quarter of 2002 to 5.1 in the second quarter of 2003. For the first six months in 2003 the total recordable injury frequency is 5.8, compared to 5.5 in the corresponding period last year.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) improved from 3.8 in the second quarter of 2002 to 3.2 in the second quarter of 2003. For the first six months of 2003 the serious incident frequency is 3.3 compared to 3.9 in the corresponding period of 2002.

The number of unintentional oil spills in the second quarter of 2003 was 111 compared to 108 in the corresponding period of 2002, while the volume from unintentional oil spills was 228 scm in the second quarter of 2003 compared to 23 scm in the corresponding period of 2002. The increase in volume is mainly due to a sizeable oil spill of 170 scm at the Kalundborg refinery on April 30, 2003. In the first six months of 2003 the number of oil spills is 229 compared to 193 in the corresponding period of of 2002, while the volume from unintentional oil spills in the first six months of 2003 is 239 scm compared to 51 scm in the corresponding period of 2002.

(1) After-tax return on average capital employed for the last 12 months is equal to net income before minority interest plus after tax net financial costs, divided by the average of opening and closing balances of net debt, shareholders' equity and minority interest. See table following Net debt to capital ratio for a reconciliation of capital employed.
(2) Adjustments for the last 12 months consist of a gain of NOK 1.0 billion before tax (NOK 0.7 billion after tax) related to the sale of the group's exploration- and production operations in Denmark in the third quarter of 2002, a write-down of the LL652- field in Venezuela in the fourth quarter of 2002 of NOK 0.8 billion before tax (NOK 0.6 billion after tax) and a positive effect related to the repeal of the Removal Grants Act in the second quarter of 2003 (net NOK 0.7 billion after tax).
(3) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/ USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. Normalization is done in order to exclude from our performance measure factors that Statoil can not influence. For reconciliation see table following Return on average capital employed.
(4) Adjusted for the effect of the repeal of the Removal Grants Act. For details on the effect of the repeal of the Removal Grants Act see section Other items below.
(5) FCC: fluid catalytic cracking.
(6) Oil volumes include condensate and NGL, exclusive of royalty oil.
(7) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from produced volumes are due to periodic over or underliftings.
(8) For normalization of the production cost see table following Production cost.
(9) See Note 3 to page 1.
(10) Excluding the acquisition in Algeria.
(11) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter net interest-bearing debt is normalized by excluding 50 per cent of the cash build-up related to tax payments.

E&P NORWAY

(in millions)	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**13,560**	15,009	(10%)	1,877	**30,254**	28,506	6%	4,188	58,780
Operating, general and administrative expenses	**2,545**	2,959	(14%)	352	**6,079**	5,742	6%	841	11,546
Depreciation, depletion and amortization	**2,814**	3,070	(8%)	390	**5,672**	5,962	(5%)	785	11,861
Exploration expenses	**233**	276	(16%)	32	**535**	444	20%	74	1,420
Total expenses	**5,592**	6,305	(11%)	774	**12,286**	12,148	1%	1,701	24,827
Income before financial items, income taxes and minority interest	**7,968**	8,704	(8%)	1,103	**17,968**	16,358	10%	2,487	33,953
Operational data									
Realized oil price (USD/ bbl)	**26.3**	24.4	8%		**29.2**	22.6	29%		24.7
Realized oil price (NOK/ bbl)	**184**	200	(8%)		**205**	193	6%		197
Liftings:									
Oil (1000 bbl/ day)	**661**	699	(5%)		**647**	683	(5%)		667
Natural gas (1000 boe/ day)	**244**	290	(16%)		**321**	310	3%		319
Total oil and natural gas liftings (1000 boe/ day)	**905**	989	(8%)		**967**	993	(3%)		986
Production:									
Oil (1000 bbl/ day)	**630**	693	(9%)		**657**	687	(4%)		670
Natural gas (1000 boe/ day)	**244**	290	(16%)		**321**	310	3%		319
Total oil and natural gas production (1000 boe/ day)	**874**	983	(11%)		**978**	997	(2%)		989

Income before financial items, income taxes and minority interest for E&P Norway was NOK 8.0 billion in the second quarter of 2003 compared to NOK 8.7 billion in the corresponding period of 2002. The reduction is primarily due to 8 per cent lower liftings and an 8 per cent decrease in realized oil price measured in NOK in the second quarter of 2003 as compared to the second quarter of 2002. This decrease in profit is partly offset by lower operating expenses, and depreciation in the second quarter of 2003 as compared to the corresponding period of 2002.

In the first half of 2003 income before financial items, income taxes and minority interest was NOK 18.0 billion compared to NOK 16.4 billion in the corresponding period of 2002. The increase in profit was primarily due to a 6 per cent higher realized oil price measured in NOK, and reduced operating expenses, as well as lower depreciation due to reduced liftings and upgrading of reserves. This increase is partly offset by the provision related to losses on long-term rig charters of NOK 0.7 billion in the first quarter of 2003 due to increased risk related to the rig portfolio, as well as a 3 per cent reduction in total liftings.

As a part of the improvement program E&P Norway has targeted cost reductions and revenue improvements of NOK 1.2 billion in 2004 as compared to 2001. At the end of the second quarter of 2003 Statoil estimates that the effect of the measures taken to that date will contribute annual cost and revenue improvements of NOK 0.6 billion from 2004.

Average daily lifting of oil decreased from 699,000 barrels (bbl) per day in the second quarter of 2002 to 661,000 bbl per day in the second quarter of 2003, while average daily production of oil decreased from 693,000 bbl per day in the second quarter of 2002 to 630,000 bbl per day in the corresponding period of 2003. The lifting position changed from an overlift of 6,000 bbl per day in the second quarter of 2002 to an overlift of 31,000 bbl per day in the second quarter of 2003. In the first half of 2003 average daily lifting of oil was 647,000 bbl per day compared to 683,000 bbl per day in the first half of 2002. Average daily production of oil in the first half of 2003 amounted to 657,000 bbl per day compared to 687,000 bbl per day in the corresponding period of 2002.

The decrease in production is mainly due to increasing maintenance turnarounds in the second quarter of 2003 related to the fact that similar activities last year took place in the third quarter, as well as somewhat lower regularity in production.

Average daily natural gas production decreased by 16 per cent from 290,000 boe per day in the second quarter of 2002 to 244,000 boe per day in the second quarter of 2003. The decrease is mainly related to higher natural gas prices and it is assumed that customers are optimizing between the periods. In the first half of 2003 average daily natural gas production was 321,000 boe per day compared to 310,000 boe per day in the first half of 2002. This increase is mainly due to the underlying growth related to the long-term gas sales contracts.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 0.3 billion in the second quarter of 2003 compared to NOK 0.4 billion in the second quarter of 2002. In the second quarter of 2003 exploration expense amounted to NOK 0.2 billion compared to NOK 0.3 billion for the corresponding period of 2002.

In the first half of 2003 exploration expenditure was NOK 0.5 billion compared to NOK 0.7 billion in the first half of 2002. Exploration expenses in the first half of 2003 amounted to NOK 0.5 billion compared to NOK 0.4 billion in the first six months of 2002.

Three exploration and appraisal wells were completed in the second quarter of 2003. In PL167 (Verdandi in Block 16/1) a non-commercial discovery of small volumes of oil and gas was made in the exploration well, and the following sidetrack well was dry. In an exploration extension derived from an exploration well in PL089 Vigdis Extension (Block 34/7) an oil discovery was made. In the first half of 2003 five exploration and appraisal wells on the NCS were completed, of which two resulted in discoveries. Statoil is currently participating in drilling activity on three wells on the NCS: PL044 Tommeliten, PL281 Ellida and PL128 Gråspett, all with expected completion in the third quarter of 2003. In 2003 Statoil expects to participate in a total of 12 exploration and appraisal wells on the NCS.

A recommendation to increase efficiency and improve existing installations, called debottlenecking, has been submitted by the Statoil, as the operator, to the licensees in the Tampen fields which Statoil views as the best **development concept for the future development of the Tampen** area.

Statoil has entered into an agreement with Norsk Agip to sell 7.9 per cent of its share interest in PL073 and PL091, which include the **Tyrihans field on the Halten Bank**. This sale is a result of Statoil's strategy to align ownership interests in the area. The partners are waiting for approval by Norwegian authorities.

The deck for the Kvitebjørn platform was installed in May after several earlier attempts had to be abandoned because of heavy seas. The project is expected to be completed on schedule and according to plan.

INTERNATIONAL E&P

(in millions)	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**1,660**	1,672	(1%)	230	**3,110**	2,902	7%	430	6,769
Operating, general and administrative expenses	**520**	707	(26%)	72	**1,041**	1,209	(14%)	144	2,338
Depreciation, depletion and amortization	**407**	511	(20%)	56	**739**	848	(13%)	102	2,355
Exploration expenses	**244**	129	89%	34	**416**	264	58%	58	990
Total expenses	**1,171**	1,347	(13%)	162	**2,196**	2,321	(5%)	304	5,683
Income before financial items, income taxes and minority interest	**489**	325	50%	68	**914**	581	57%	127	1,086
Operational data									
Realized oil price (USD/ bbl)	**25.9**	23.3	11%		**27.5**	21.7	27%		23.7
Liftings :									
Oil (1000 bbl/ day)	**97**	88	10%		**83**	80	3%		82
Natural gas (1000 boe/ day)	**3**	7	(52%)		**3**	6	(54%)		6
Total oil and natural gas liftings (1000 boe/ day)	**100**	95	6%		**85**	86	(1%)		87
Production:									
Oil (1000 bbl/ day)	**89**	86	4%		**82**	83	(1%)		80
Natural gas (1000 boe/ day)	**3**	7	(52%)		**3**	6	(54%)		6
Total oil and natural gas production (1000 boe/ day)	**92**	92	0%		**84**	88	(5%)		86

Income before financial items, income taxes and minority interests for International E&P was NOK 0.5 billion in the second quarter of 2003 compared to NOK 0.3 billion in the second quarter of 2002. The increase is mainly due to reduced operating, general and administrative expenses, among others resulting from lower operating expenses. Depreciation is also reduced. The 6 per cent increase in total liftings and increased oil price measured in USD are offset by the strengthening of the NOK measured against the USD as well as increased exploration expenses.

In the first half of 2003 income before financial items, income taxes and minority interest was NOK 0.9 billion compared to NOK 0.6 billion in the first half of 2002. This increase is mainly related to reduced operating, general and administrative expenses, reduced depreciation and a 4 per cent increase in oil price measured in NOK. This is partly offset by increased exploration expenses.

As part of the improvement program International E&P has targeted cost reductions and revenue improvements of NOK 0.85 billion by the end of 2004 compared to 2001. At the end of the second quarter of 2003 Statoil estimates that the effect of the measures taken to date will contribute annual cost and revenue improvements of NOK 0.6 billion from 2004.

Average daily lifting of oil increased from 88,300 bbl per day in the second quarter of 2002 to 97,100 bbl per day in the second quarter of 2003. Liftings increased from 80,400 bbl per day in the first half of 2002 to 82,600 bbl per day in the first half of 2003. Average daily production of oil increased from 85,800 bbl per day in the second quarter of 2002 to 89,000 bbl per day in the second quarter of 2003. In the first half of 2003 average daily production of oil was 81,600 bbl per day compared to 82,600 bbl per day in the first half of 2002. The increase in the second quarter of 2003 is mainly related to the Alba and Sincor fields. The sale of the Siri field effective July 1, 2002, contributed to a reduction in produced and lifted volumes.

Average daily gas production was 3,100 boe per day in the second quarter of 2003, compared to 6,600 boe per day in the second quarter of 2002. In the first six months of 2003 average daily gas production was 2,600 boe per day compared to 5,700 boe per day in the first half of 2002. All gas volumes are produced on the Jupiter field in the UK.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.3 billion in the second quarter of 2003 compared to NOK 0.2 billion in the second quarter of 2002. Exploration expenses were NOK 0.2 billion in the second quarter of 2003 compared to NOK 0.1 billion in the second quarter of 2002.

In the first half of 2003 exploration expenditure was NOK 0.6 billion compared to NOK 0.3 billion in the corresponding period in 2002. Exploration expenses were NOK 0.4 billion in the first half of 2003 compared to NOK 0.3 billion in the corresponding period of 2002.

During the second quarter of 2003 **six exploration wells were completed internationally**, five in Angola and one in Brasil. All five wells in Angola resulted in discoveries and were capitalized, whereas the Anemona well in Block BM-C-10 in Brazil was expensed. In the first half of 2003 seven exploration wells were completed, of which six are capitalized. At the end of the second quarter of 2003, drilling on two wells has commenced. Statoil is planning to participate in 14 exploration and appraisal wells internationally during 2003.

On June 23, 2003 Statoil and BP signed an agreement whereby **Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas project,** both in Algeria. Statoil will pay BP approximately USD 740 million, and will in addition cover the expenditures incurred after January 1, 2003 related to the acquired interests. As part of the agreement, the two companies will work together with Sonatrach, the Algerian State Oil and Gas Company, in a joint operation of the two projects under development in Algeria. Following this transaction, Statoil will have a 31.85 per cent interest in the In Salah Revenue Sharing Contract and a 50 per cent interest in the In Amenas Production Sharing Agreement. The terms of the agreement will be submitted to the European Commission for clearance of the change of control of the In Salah gas project under EU merger rules. In addition, the terms of the agreement will be submitted to the Algerian Ministry of Energy and Mines, the Algerian oil industry regulator, to obtain the necessary consent and eventual gazettal authorizing the transaction. In addition, Sonatrach has pre-emption rights over the partial assignment of BP's interests in both assets.

The development of the Dalia field in Block 17 on the Angolan continental shelf has been sanctioned by the partnership and the authorities. The field will be developed by installing a production ship and drilling 34 production wells. Discovered in 1997, Dalia lies in some 1,400 metres of water. Expected plateau production from Dalia is 225,000 bbl of oil per day. Plans call for the field to start producing in the third quarter of 2006. Total investments for the project are estimated to be USD 3.4 billion, and Statoil's ownership share is 13.33 per cent.

On April 30, 2003, the Irish authorities refused planning permission for a terminal to receive gas from the offshore **Corrib field**. The partnership is evaluating the rejection by the authorities and considering alternative options to realize the project.

Statoil entered into an agreement to acquire 25 per cent of the Shell-operated block **BM-C-10 off Brazil**.

NATURAL GAS

	Second quarter				*First half*				*Total*
	2003	*2002*		*2003*	*2003*	*2002*		*2003*	*2002*
(in millions)	*NOK*	*NOK*	*change*	*USD**	*NOK*	*NOK*	*change*	*USD**	*NOK*
USGAAP income statement									
Total revenues	**5,208**	5,269	(1%)	721	**12,104**	12,205	(1%)	1,675	24,536
Cost of goods sold	**2,541**	2,334	9%	352	**5,969**	5,424	10%	826	11,859
Operating, selling and administrative expenses	**1,296**	1,207	7%	179	**2,707**	2,646	2%	375	5,657
Depreciation, depletion and amortization	**122**	146	(16%)	17	**241**	290	(17%)	33	592
Total expenses	**3,959**	3,687	7%	548	**8,917**	8,360	7%	1,234	18,108
Income before financial items, income taxes and minority interest	**1,249**	1,582	(21%)	173	**3,187**	3,845	(17%)	441	6,428
Operational data									
Natural gas sales (bcm)	**4.0**	4.3	(7%)		**9.9**	9.4	5%		19.6
Natural gas price (NOK/ Sm3)	**1.03**	0.93	11%		**1.01**	0.99	2%		0.95
Transfer price natural gas (NOK/ Sm3)	**0.62**	0.43	44%		**0.59**	0.46	29%		0.49
Regularity at delivery point (%)	**99.3%**	100.0%	(1%)		**99.7%**	100.0%	0%		100.0%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 1.2 billion in the second quarter of 2003 compared to NOK 1.6 billion in the second quarter of 2002. In the first half of 2003 income before financial items, income taxes and minority interest was NOK 3.2 billion compared to NOK 3.8 billion in the first half of 2002.

Natural gas sales were 4.0 billon standard cubic meters (bcm) in the second quarter of 2003 compared to 4.3 bcm in the same period in 2002. Of the total natural gas sales in the second quarter of 2003, Statoil produced 3.5 bcm. In the first half of 2003, natural gas sales were 9.9 bcm compared to 9.4 bcm in the first half of 2002. The effect of lower natural gas sales in the second quarter of 2003 was partly offset by 11 per cent higher natural gas prices measured in NOK. Cost of goods sold increased due to a 44 per cent increase in the transfer price, partly offset by the reduction in natural gas volumes sold.In the first half of 2002 NOK 0.3 billion was booked as income related to changes in the market value of long term natural gas sales contracts, while the effect on income of changes in the market value on contracts has been marginal in the first half of 2003. Gas prices and volumes sold have been somewhat higher in the first half of 2003 compared to the corresponding period in 2002.

The slight decrease in quarterly gas sales in the second quarter of 2003 compared to both the second quarter of 2002 and the first quarter of 2003 is assumed mainly to be related to the high natural gas prices and customers using their contractual flexibility based on expectations about decreasing prices in the near future.

As a part of the **improvement program** Natural Gas has targeted cost reductions and revenue improvements by the end of 2004 of NOK 0.5 billion compared to 2001. At the end of the second quarter 2003 Statoil estimates that the effect of the measures taken to date will contribute annual cost and revenue improvements of NOK 0.4 billion from 2004.

The decision has been taken to **include the gas processing plant at Kollsnes in Gassled** from January 1, 2004.

There is still **no clarification from British authorities** related to the planned pipeline from the Ormen Lange field to the UK. However Statoil continues to believe that the development of Ormen Lange and the pipeline will proceed according to plan. The pipeline has expected start-up on October 1, 2006.

A contract has been entered into to sell more than 1 bcm of natural gas from Statoil and Petoro to customers in continental Europe during the summer months. Statoil's share of this sale is approximately 45 per cent.

The New Extraction Train (NET1) project, leading to increased extraction capacity at the Kårstø gas processing plant, is about to be finished. The progress has been good and the project will probably be finished ahead of schedule and below budget. The expansion means that the Kårstø ... natural gas from the Mikkel field, which is planned to start producing on October 1, 2003.

MANUFACTURING & MARKETING

(in millions)	Second quarter 2003 NOK	2002 NOK	change	2003 USD*	First half 2003 NOK	2002 NOK	change	2003 USD*	Total 2002 NOK
USGAAP income statement									
Total revenues	**48,362**	55,978	(14%)	6,694	**107,118**	102,723	4%	14,827	211,152
Cost of goods sold	**44,095**	51,741	(15%)	6,104	**97,294**	94,364	3%	13,467	193,353
Operating, selling and administrative expenses	**3,242**	3,452	(6%)	449	**6,956**	7,365	(6%)	963	14,476
Depreciation, depletion and amortization	**340**	396	(14%)	47	**737**	792	(7%)	102	1,686
Total expenses	**47,677**	55,589	(14%)	6,599	**104,987**	102,521	2%	14,532	209,515
Income before financial items, income taxes and minority interest	**685**	389	76%	95	**2,131**	202	N/A	295	1,637
Operational data									
FCC margin (USD/bbl)	**4.0**	2.2	82%		**4.9**	1.7	N/A		2.2
Contract price methanol (EUR/ton)	**260**	145	79%		**244**	135	81%		172
Petrochemical margin (EUR/ton)	**159**	150	6%		**129**	110	17%		107

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the second quarter of 2003 was NOK 0.7 billion compared to NOK 0.4 billion in the corresponding period of 2002. In the first half of 2003, income before financial items, income taxes and minority interests was NOK 2.1 billion compared to NOK 0.2 billion in the first half of 2002.

As part of the improvement program Manufacturing & Marketing has targeted cost reductions and revenue improvements of NOK 0.95 billion by the end of 2004 compared to 2001. At the end of the second quarter 2003 Statoil estimates that the effect of the measures taken to date will contribute annual cost and revenue improvements of NOK 0.7 billion from 2004.

In **oil trading**, the income before financial items, income taxes and minority interest in the second quarter of 2003 was NOK 0.2 billion, compared to zero in the second quarter in 2002. The improvement is mainly due to the fact that the second quarter of 2002 included losses related to realization of inventory due to the declining NOK/ USD exchange rate. In the first half of 2003 the income before financial items, income taxes and minority interests was NOK 0.7 billion, and correspondingly higher than in the same period in 2002.

The income before financial items, income taxes and minority interest for **manufacturing** in the second quarter of 2003 was NOK 0.2 billion, compared to a negative amount of NOK 0.1 billion in the second quarter of 2002. In the second quarter of 2003 the average refining margin, the FCC margin, was USD 4.0 per barrel compared to USD 2.2 per barrel in the corresponding period of 2002. The average contract price of methanol was EUR 260 per tonne in the second quarter of 2003 compared to EUR 145 per tonne in the second quarter of 2002. In the first half of 2003 the income before financial items, income taxes and minority interests was NOK 0.7 billion compared to a negative amount of NOK 0.2 billion in the corresponding period of 2002. Statoil's new petrol desulphurization plant at Mongstad came on stream in the second quarter and runs as expected.

In **retail marketing** (Nordic energy and Retail) the income before financial items, income taxes and minority interest in the second quarter of 2003 was NOK 0.2 billion, which is at the same level as for the corresponding period of 2002. Year to date the income before financial items, income taxes and minority interests was NOK 0.3 billion, an increase of NOK 0.2 billion compared to the corresponding period in 2002.

Borealis' income in the second quarter of 2003 showed a small profit. However, income was NOK 0.2 billion weaker compared to the second quarter of 2002, mainly due to a reduction in sold volumes. In the first six months the income was a negative amount of NOK 0.1 billion, compared to zero in the first six months of 2002. The board of directors in Borealis has agreed to an expansion of the petrochemical plant in Schwechat in Austria at an estimated price of EUR 200 million. As part of the financing the owners intend to grant Borealis a loan, of which Statoil's portion will amount to EUR 30 milllion.

The sale of the **Navion** shipping company to Teekay was closed on April 7, 2003.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Special note regarding forward-looking non-GAAP financial information

The information contained herein on the improvement program may contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Forward-looking statements involve risks and uncertainties and actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the factors described above under the heading "Forward-Looking Statements" and in Statoil's Annual Report on Form 20-F which can be found on Statoil's website at www.Statoil.com.

Financial statements

2nd quarter 2003

CONSOLIDATED STATEMENTS OF INCOME USGAAP

(in NOK million)	*For the three months ended June 30, 2003 (unaudited)*	*2002 (unaudited)*	*For the six months ended June 30, 2003 (unaudited)*	*2002 (unaudited)*	*For the year ended December 31, 2002 (note 1)*
REVENUES					
Sales	**54,496**	62,921	**121,123**	117,856	242,178
Equity in net income of affiliates	**192**	315	**128**	196	366
Other income	**78**	11	**78**	11	1 270
Total revenues	**54,766**	63,247	**121,329**	118,063	243,814
EXPENSES					
Cost of goods sold	**(32,494)**	(39,329)	**(72,018)**	(71,538)	(147,899)
Operating expenses	**(6,401)**	(6,938)	**(13,325)**	(14,320)	(28,308)
Selling, general and administrative expenses	**(1,259)**	(1,258)	**(3,338)**	(2,351)	(5,251)
Depreciation, depletion and amortization	**(3,799)**	(4,198)	**(7,601)**	(8,046)	(16,844)
Exploration expenses	**(477)**	(405)	**(951)**	(708)	(2,410)
Total expenses before financial items	**(44,430)**	(52,128)	**(97,233)**	(96,963)	(200,712)
Income before financial items, other items, income taxes and minority interest	**10,336**	11,119	**24,096**	21,100	43,102
Net financial items	**396**	5,128	**(789)**	5,934	8,233
Other items	**(6,025)**	0	**(6,025)**	0	0
Income before income taxes and minority interest	**4,707**	16,247	**17,282**	27,034	51,335
Income taxes	**(261)**	(10,136)	**(9,119)**	(17,881)	(34,336)
Minority interest	**(49)**	(47)	**(174)**	(84)	(153)
Net income	**4,397**	6,064	**7,989**	9,069	16,846
Net income per ordinary share	**2.03**	2.80	**3.69**	4.19	7.78
Weighted average number of ordinary shares outstanding	2,166,143,714	2,164,789,769	2,166,143,670	2,164,688,249	2,165,422,239

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

(in NOK million)	At June 30, 2003 (unaudited)	2002 (unaudited)	At December 31, 2002 (note 1)
ASSETS			
Cash and cash equivalents	**12,557**	2,974	6,702
Short-term investments	**5,615**	3,821	5,267
Cash, cash equivalents and short-term investments	**18,172**	6,795	11,969
Accounts receivable	**20,502**	21,922	32,057
Accounts receivable - related parties	**2,321**	1,687	1,893
Inventories	**5,127**	4,579	5,422
Prepaid expenses and other current assets	**7,474**	5,909	6,856
Total current assets	**53,596**	40,892	58,197
Investments in affiliates	**10,773**	9,673	9,629
Long-term receivables	**7,011**	6,125	7,138
Net property, plant and equipment	**124,685**	123,547	122,379
Other assets	**9,358**	7,023	8,087
TOTAL ASSETS	**205,423**	187,260	205,430
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term debt	**1,557**	5,327	4,323
Accounts payable	**13,532**	10,747	19,603
Accounts payable - related parties	**5,115**	5,597	5,649
Accrued liabilities	**10,796**	10,302	11,590
Income taxes payable	**16,443**	17,658	18,358
Total current liabilities	**47,443**	49,631	59,523
Long-term debt	**37,550**	32,343	32,805
Deferred income taxes	**37,071**	42,301	43,153
Other liabilities	**18,964**	10,856	11,382
Total liabilities	**141,028**	135,131	146,863
Minority interest	**1,508**	1,473	1,550
Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	**5,474**	5,474	5,474
Treasury shares, 23,441,885 shares	**(59)**	(59)	(59)
Additional paid-in-capital	**37,728**	37,728	37,728
Retained earnings	**19,062**	9,578	17,355
Accumulated other comprehensive income (loss)	**682**	(2,065)	(3,481)
Total shareholders' equity	**62,887**	50,656	57,017
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**205,423**	187,260	205,430

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(in NOK million)	*For the six months ended June 30, 2003 (unaudited)*	*For the six months ended June 30, 2002 (unaudited)*	*For the year ended December 31, 2002 (note 1)*
OPERATING ACTIVITIES			
Consolidated net income	**7,989**	9,069	16,846
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Minority interest in income	**174**	84	153
Depreciation, depletion and amortization	**7,601**	8,046	16,844
Exploration costs written off	**171**	37	554
(Gains) losses on foreign currency transactions	**2,630**	(6,611)	(8,771)
Deferred taxes	**(7,105)**	205	628
(Gains) losses on sales of assets and other items	**6,001**	(205)	(1,589)
Changes in working capital (other than cash and cash equivalents):			
• (Increase) decrease in inventories	**215**	697	(146)
• (Increase) decrease in accounts receivables	**9,423**	4,130	(6,211)
• (Increase) decrease in other receivables	**(176)**	2,377	3,107
• (Increase) decrease in short-term investments	**(348)**	(1,758)	(3,204)
• Increase (decrease) in accounts payable	**(6,393)**	(4,790)	4,118
• Increase (decrease) in other payables	**(265)**	(1,972)	(645)
• Increase (decrease) in taxes payable	**(1,915)**	1,040	1,740
(Increase) decrease in non-current items related to operating activities	**(265)**	116	599
Cash flows provided by operating activities	**17,737**	10,465	24,023
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(10,310)**	(8,267)	(17,907)
Exploration expenditures capitalized	**(274)**	(354)	(652)
Change in long-term loans granted and other long-term items	**(443)**	500	(1,495)
Proceeds from sale of assets	**6,412**	1,963	3,298
Cash flows used in investing activities	**(4,615)**	(6,158)	(16,756)
FINANCING ACTIVITIES			
New long-term borrowings	**3,382**	3,458	5,396
Repayment of long-term borrowings	**(2,866)**	(1,351)	(4,831)
Distribution to minority shareholders	**(222)**	(113)	(173)
Dividends paid	**(6,282)**	(6,169)	(6,169)
Net short-term borrowings, bank overdrafts and other	**(2,070)**	(1,287)	1,146
Cash flows used in financing activities	**(8,058)**	(5,462)	(4,631)
Net increase (decrease) in cash and cash equivalents	**5,064**	(1,155)	2,636
Effect of exchange rate changes on cash and cash equivalents	**791**	(266)	(329)
Cash and cash equivalents at beginning of the year	**6,702**	4,395	4,395
Cash and cash equivalents at end of period	**12,557**	2,974	6,702

Changes in working capital items in second quarter 2003 resulting from the disposal of the subsidiary Navion are excluded from Cash flows provided [illegible] classified as Proceeds from sale of assets.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2002 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2002. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. The contribution of properties from SDFI to Statoil is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2003. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such, all purchases and sales of SDFI oil production are recorded as Cost of goods sold and Sales, respectively, whereas before, the net result of any trading activity was included in Sales.

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new standard resulted in an increase in net property, plant and equipment of NOK 2.8 billion, an increase in accrued asset retirement obligation of NOK 7.1 billion, a reduction in deferred tax assets of NOK 1.5 billion, and a long-term receivable of NOK 5.8 billion. The receivable represents the expected refund by the Norwegian State of an amount equivalent to the actual removal costs multiplied by the effective tax rate over the productive life of the assets. Until changes in the legislation in June 2003 removal costs on the Norwegian continental shelf were, unlike decommissioning costs, not deductible for tax purposes. The implementation effect on net income and shareholders' equity amounted to NOK 12 million after tax and is recorded as Operating expenses in the segment Other and eliminations. If the standard had been applied as of the beginning of the prior year the impact to the first and second quarter results for 2002 would have been immaterial.

Statoil has adjusted the formula for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas, see note 3.

The Norwegian Parliament decided in June 2003 to replace governmental refunds for removal costs on the Norwegian continental shelf with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian State based on the company's percentage for taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil has charged the receivable of NOK 6.0 billion against the Norwegian State related to refund of removal costs to income under Other items. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion has been taken to income under Income taxes.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has ... contracts to reduce the risks in overall earnings and cash flows. Statoil applies

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding six months and cash flows related to interest payments over a period not exceeding 19 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended June 30, 2003. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 51 million (after tax). The net amount reclassified into earnings during the period was immaterial. At June 30, 2003, the net deferred hedging loss in Accumulated other comprehensive income was NOK 32 million (after tax), a small portion of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended June 30, 2003 was immaterial.

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended June 30, 2003. The net loss recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

A new method for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas was adopted from January 1, 2003. The new price amounts to NOK 0.32 per standard cubic meter, adjusted quarterly by the average USD oil price over the last six months in proportion to USD 15. The new price applies to all volumes, while previously the price was calculated on a field-by-field basis, and the formula used differentiated between gas fields and fields delivering associated gas. The new method is partly a result of the Norwegian Gas Negotiating Committee being abolished, and replaced by company-based sales. Prior periods have been adjusted to reflect the new pricing formula.

Segment data for the three months ended June 30, 2003 and 2002 and the six months ended June 30, 2003 and 2002 is presented below:

(in NOK million)	*Exploration and Production Norway*	*International Exploration and Production*	*Natural Gas*	*Manufacturing and Marketing*	*Other and eliminations*	*Total*
Three months ended June 30, 2003						
Revenues third party	380	547	5,027	48,252	368	54,574
Revenues inter-segment	13,159	1,113	118	23	(14,413)	0
Income (loss) from equity investments	21	0	63	87	21	192
Total revenues	13,560	1,660	5,208	48,362	(14,024)	54,766
Income before financial items, other items, income taxes and minority interest	7,968	489	1,249	685	(55)	10,336
Segment income taxes	(5,832)	(151)	(786)	(22)	(87)	(6,878)
Segment net income	2,136	338	463	663	(142)	3,458
Three months ended June 30, 2002						
Revenues third party	358	1,320	5,207	55,667	380	62,932
Revenues inter-segment	14,627	352	36	35	(15,050)	0
Income (loss) from equity investments	24	0	26	276	(11)	315
Total revenues	15,009	1,672	5,269	55,978	(14,681)	63,247
Income before financial items, other items, income taxes and minority interest	8,704	325	1,582	389	119	11,119
Segment income taxes	(6,450)	(97)	(1,133)	(24)	(36)	(7,740)

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total
Six months ended June 30, 2003						
Revenues third party	930	847	11,771	107,000	653	121,201
Revenues inter-segment	29,352	2,263	221	76	(31,912)	0
Income (loss) from equity investments	(28)	0	112	42	2	128
Total revenues	30,254	3,110	12,104	107,118	(31,257)	121,329
Income before financial items, other items, income taxes and minority interest	17,968	914	3,187	2,131	(104)	24,096
Segment income taxes	(13,428)	(279)	(2,207)	(477)	(1)	(16,392)
Segment net income	4,540	635	980	1,654	(105)	7,704
Six months ended June 30, 2002						
Revenues third party	504	2,179	12,045	102,535	604	117,867
Revenues inter-segment	27,948	723	107	79	(28,857)	0
Income (loss) from equity investments	54	0	53	109	(20)	196
Total revenues	28,506	2,902	12,205	102,723	(28,273)	118,063
Income before financial items, other items, income taxes and minority interest	16,358	581	3,845	202	114	21,100
Segment income taxes	(12,031)	(174)	(2,784)	(24)	(37)	(15,050)
Segment net income	4,327	407	1,061	178	77	6,050

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30, 2002
Segment net income	3,458	3,379	7,704	6,050
Net financial items	396	5,128	(789)	5,934
Other items (see note 1)	(6,025)	0	(6,025)	0
Change in deferred tax due to new legislation (see note 1)	6,712	0	6,712	0
Tax on financial items and other tax adjustments	(95)	(2,396)	561	(2,831)
Minority interest	(49)	(47)	(174)	(84)
Net income	4,397	6,064	7,989	9,069
Segment income taxes	6,878	7,740	16,392	15,050
Change in deferred tax due to new legislation (see note 1)	(6,712)	0	(6,712)	0
Tax on financial items and other tax adjustments	95	2,396	(561)	2,831
Income taxes	261	10,136	9,119	17,881

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil and refined products held at refineries are determined under the last-in, first-out (LIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	*At June 30, 2003*	*At June 30, 2002*	*At December 31, 2002*
Crude oil	2,521	2,189	2,766
Petroleum products	2,440	2,572	2,647
Other	890	786	844
Total – inventories valued on a FIFO basis	5,851	5,547	6,257
Excess of current cost over LIFO value	(724)	(968)	(835)
Total	5,127	4,579	5,422

5. SHAREHOLDERS' EQUITY

For the period ended June 30, 2003 there have been the following changes in shareholders' equity:

(in NOK million)	*Total shareholders' equity*
As per January 1, 2003	57,017
Net income for the period	7,989
Dividend paid	(6,282)
Foreign currency translation adjustment	4,077
Derivatives designated as cash flow hedges	86
Shareholders' equity as per June 30, 2003	62,887

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months ended June 30,		*For the six months ended June 30,*	
(in NOK million)	*2003*	*2002*	*2003*	*2002*
Net income	4,397	6,064	7,989	9,069
Foreign currency translation adjustment	1,679	(2,842)	4,077	(3,970)
Derivatives designated as cash flow hedges	57	(38)	86	(48)
Comprehensive income	6,133	3,184	12,152	5,051

6. FINANCIAL ITEMS

	For the three months ended June 30,		*For the six months ended June 30,*	
(in NOK million)	*2003*	*2002*	*2003*	*2002*
Interest and other financial income	378	311	782	723
Currency exchange adjustments, net	(130)	5,727	(1,670)	6,690
Interest and other financial expenses	(384)	(525)	(571)	(1,037)
Realized and unrealized gain (loss) on securities, net	532	(385)	670	(442)
Net financial items	396	5,128	(789)	5,934

7. PROVISION FOR RIG RENTAL CONTRACTS

Over the period 1995 to 1998 Statoil entered into several long-term fixed-price rental agreements for mobile drilling rigs. Statoil entered into the contracts on sole risk to cover expected utilization of drilling rigs in Statoil operated licenses. The extent of drilling activities and well intervention has since been reduced with lower market rates as a result. Statoil therefore provides for the estimated loss on these contracts based on the difference between the agreed, fixed price and the estimated market rates for subletting the rigs. Market rates are estimated based on broker quotes, information about drilling contracts entered into by other operators, and Statoils own expectations of market conditions for the remaining contract periods. The duration of the remaining contracts extend from one to nearly four years.

The provisions increased by NOK 700 million in the first quarter of 2003, due to significantly lower expected market rates over the remaining contract period due to expected excess capacity in the Norwegian rig market. There was no change in the provision in the six months ended June 30, 2002, or in the second quarter of 2003.

As at December 31, 2002 and June 30, 2003 the provisions for rig rental contracts amounted to NOK 960 million and NOK 1,660 million, respectively. The provisions are recorded in Exploration and Production Norway, and the increase is classified as Selling, general and administrative expenses.

8. COMMITMENTS AND CONTINGENT LIABILITIES

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on best judgment. It is not expected that neither the financial position, results of operations nor cash flows will be material adverse affected by the resolution of these legal proceedings.

9. SUBSEQUENT EVENTS

Statoil and BP signed on June 23, 2003 an agreement whereby Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas project, both in Algeria. Statoil will pay BP approximately USD 740 million, and will in addition cover the expenditures incurred after January 1, 2003 related to the acquired interests. As part of the agreement, the two companies will work together with Sonatrach, the Algerian State Oil and Gas Company, in a joint operation of the two projects under development in Algeria. Following this transaction, Statoil will have a 31.85 per cent interest in the In Salah revenue sharing contract and a 50 per cent interest in the In Amenas production sharing contract. The terms of the agreement will be submitted to the European Commission for clearance of the change of control of the In Salah gas project under EU merger rules. In addition, the terms of the agreement will be submitted to the Algerian Ministry of Energy and Mines, the Algerian oil industry regulator, to obtain the necessary consent and eventual gazettal authorizing the transaction. In addition, Sonatrach has pre-emption rights over the partial assignment of BP's interests in both assets.

HSE ACCOUNTING


TOTAL RECORDABLE INJURY FREQUENCY
10
8
6
4
2
0
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.


SERIOUS INCIDENT FREQUENCY
6
5
4
3
2
1
0
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003

The serious incident frequency specifies the number of incidents with a very serious nature per million working hours.


LOST-TIME INJURY FREQUENCY
4
3
2
1
0
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.


OIL SPILLS
300
250
200
150
100
50
0
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002
4TH QR 2002
1ST QR 2003
2ND QR 2003

Oil spills (scm) cover accidental discharges of oil to the external environment. Spills collected on site before reaching the external environment are not included.